Zuyue Xiang

Wave Sync Corp.
December 14, 2015

December 14, 2015

Via Edgar

Pamela Long

Assistant Director

Office of Manufacturing and Construction

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wave Sync Corp.
Form 8-K
Filed October 20, 2015
File No. 001-34113

Dear Ms. Long:

This letter is submitted by Wave Sync Corp. (the “Company”) in response to the comments that you provided on behalf of the staff in the Office of Manufacturing and Construction in the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s Form 8-K, filed on October 20, 2015 (as amended, the “Form 8-K” or the “Filing”), as set forth in your letter to the Company dated November 16, 2015. In response to the Staff’s comments, the Company is also filing via EDGAR under separate cover Amendment No. 1 to the Form 8-K (“Amendment No. 1”). For your convenience, the text of the Staff’s comments is set forth below (in bold), followed in each case by the response. Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Amendment No. 1.

Cautionary Note Regarding Forward-Looking Statements, page 2

1.     Please revise to remove your reference to the Private Securities Litigation Reform Act of 1995. As an issuer of penny-stock, you are not entitled to rely on the safe harbor for forward-looking statements provided by that act.

In response to the Staff’s comment, the Form 8-K has been revised to remove our reference to the Private Securities Litigation Reform Act of 1995.

Item 2.01, Completion of Acquisition or Disposition of Assets, page 3

2.     Please revise to clarify the principal amount of the convertible note, as well as repayment terms. Please also disclose the conversion price.

In response to the Staff’s comment, the Form 8-K has been revised. Please refer to the revised disclosure on pages 4 and 36 of the Amendment No. 1.

Zuyue Xiang

Wave Sync Corp.
December 14, 2015

3.     Mei Yang, your Chairman and 40% shareholder who signed this Form 8-K as CEO of Wave Sync, had a material relationship with Shenzhen Exce -Card prior to the transaction you are reporting because she has been employed by Shenzhen Exce -Card as a vice president since December 2013. In addition, it is unclear whether Mei Yang, Jie Yang the sole shareholder of EGOOS BVI, and Wenbing Yang, one of the shareholders of Guangzhou Yuzhou, are related. Please refer to Item 2.01(c) of Form 8-K and revise to discuss these and any other material relationships between Jie Yang and EGOOS BVI and your company and its affiliates or associates.

In response to the sftaff’s comment, the Form 8-K has been revised. Please refer to the revised disclosure on page 4 of the Amendment No. 1.

We respectfully advise the Staff that Mei Yang, Jie Yang and Wenbing Yang are not related. In addition, there is no material relationship between Jie Yang and EGOOS BVI and our company and its affiliates or associates.

Description of Business, page 4

4.     Your company seeks to introduce a new form of debit or credit card, but it is unclear whether there are devices capable of reading the information transmittable by your audio chip. Where appropriate, please include a discussion of the technology necessary to read or transact with your cards and the breadth of, or any plans for, its adoption.

In response to the Staff’s comment, the Form 8-K has been revised. Please refer to the revised disclosure on page 8 of the Amendment No. 1.

General, page 5

5.     You refer here to your product being “recognized and approved by UnionPay.” Please clarify the meaning of this language and your relationship with UnionPay. Please provide similar clarifying disclosure for your references on page 7 to your cards being “certified by MasterCard.”

In response to the Staff’s comment, the Form 8-K has been revised. Please refer to the revised disclosure on pages 5, 7, 8 and 13 of the Amendment No. 1.

6.     Please clarify your relationships with Tianyu and Hengbao to clarify whether your business plan contemplates that you will be providing circuit boards embedded with audio chips to these companies who will sell the audio bank cards to banks, or whether these companies will act as your suppliers and you will sell the audio bank cards to banks. It is unclear whether your company will sell audio chips or audio bank cards, and who the purchasers will be.

In response to the Staff’s comment, the Form 8-K has been revised to clarify that our business plan contemplates that we will be providing inlays/audio chips to card manufacturers, such as Tianyu and Hengbao, which will then produce and sell the audio bank cards to banks. Please refer to the revised disclosure on pages 5, 9, 14, 15 and 16 of the Amendment No. 1.

Zuyue Xiang

Wave Sync Corp.
December 14, 2015

7.     Please clarify how “partnering with banks to issue co-branded cards” may “generate annual fees and transaction fees.” It appears that you are provider of technology.

In response to the Staff’s comment, the Form 8-K has been revised. Please refer to the revised disclosure on page 6 of the Amendment No. 1.

Competition, page 10

8.     Your discussion of competitors is limited only to companies in China; however, your business plan appears to contemplate a global scope. Please revise to discuss international competition, as applicable.

In response to the Staff’s comment, the Form 8-K has been revised. Please refer to the revised disclosure on page 10 of the Amendment No. 1.

Intellectual Property, page 12

9.     Please disclose the duration of your patent.

In response to the Staff’s comment, the Form 8-K has been revised. Please refer to the revised disclosure on page 12 of the Amendment No. 1.

Properties, page 12

10.  Please revise to discuss all of your company’s properties. You state on page 5 that you have branches in Beijing, Shanghai, and New York, none of which you discuss here. Please refer to Item 102 of Regulation S-K.

In response to the Staff’s comment, the Form 8-K has been revised. Please refer to the revised disclosure on pages 12 and 28 of the Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of operations, page 26

Overview of Business, page 26

11.  Please revise your statement that you have partnered with China Union Pay and China Construction Bank. According to your disclosure elsewhere, you do not have a binding agreement with either of these entities.

In response to the Staff’s comment, the Form 8-K has been revised. Please refer to the revised disclosure on page 26 of the Amendment No. 1.

Liquidity and Capital Resources, page 27

12.  Please clarify whether you have any current arrangements or understandings for the sale of debt or equity securities.

In response to the Staff’s comment, the Form 8-K has been revised. Please refer to the revised disclosure on page 27 of the Amendment No. 1.

Zuyue Xiang

Wave Sync Corp.
December 14, 2015

Plan of Operation and Funding, page 27

13.  Please revise to clarify the specific timeframes and order of priority among each of the “events” that you discuss here.

In response to the Staff’s comment, the Form 8-K has been revised. Please refer to the revised disclosure on page 27 of the Amendment No. 1.

14.  Please revise to disclose the basis for your expectation that “anticipated cash flow [will be] adequate to fund [y]our operations over the next twelve months.” We note that you have yet to complete development of your product or enter into a firm contract with CCB.

In response to the Staff’s comment, the Form 8-K has been revised. Please refer to the revised disclosure on page 27 of the Amendment No. 1.

 Security Ownership of Certain Beneficial Owners and Management, page 28

15.  Please revise to reflect Jie Yang’s beneficial ownership of 15,000,000 post-reverse split shares in your company.

In response to the Staff’s comment, the Form 8-K has been revised. Please refer to the revised disclosure on pages 29 of the Amendment No. 1.

Directors and Executive Officers, page 28

16.  All of your executive officers have been employed by you for less than five years. Please revise to discuss in detail the responsibilities of each of your executive officers in their previous positions. Please refer to Item 401(e)(1) of Regulation S-K.

In response to the Staff’s comment, the Form 8-K has been revised. Please refer to the revised disclosure on pages 30 and 31 of the Amendment No. 1.

17.  You state here that Zueyue Xiang became president of Shenzhen Exce -card in April 2015. However, his employment contract with Shenzhen Exce-card began January 1, 2015, and amounts that he loaned to the company in the fiscal year ended December 31, 2014 are presented as being from a related party. Please revise to clarify Mr. Xiang’s Historic relationships with your company.

In response to the Staff’s comment, the Form 8-K has been revised. Please refer to the revised disclosure on pages 30 and 31 of the Amendment No. 1.

Zuyue Xiang

Wave Sync Corp.
December 14, 2015

18.  Please discuss the fact that Mei Yang previously served as your CEO, as indicated in your Form 10-K as well as her signature on this Form 8-K. Please also provide corresponding disclosure regarding her resignation from these positions, here or on page 36. Please see Item 5.02(b) of Form 8-K.

We respectfully advise the Staff that Ms. Mei Yang served as our CEO from January 6, 2015 to October 16, 2015. She resigned from her position as our CEO on October 16, 2015. In response to the Staff’s comment, the Form 8-K has been revised. Please refer to the revised disclosure on page 37 of the Amendment No. 1.

Certain Relationship and Related Transactions, and Director Independence, page 31

19.  Please revise to discuss the related party transactions disclosed in your financial statements, including those between your company and Zuyue Xiang, as well as the fact that Mei Yang, your CEO and director leading up to the transaction that you are disclosing, worked as a vice president of Shenzhen Exce-Card. Please refer to Item 404(d) of Regulation S-K.

In response to the Staff’s comment, the Form 8-K has been revised. Please refer to the revised disclosure on page 32 of the Amendment No. 1.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 32

20.  Please revise the high price for the quarter ended September 30 in the fiscal year ended December 31, 2015. It was not $1.00, but according to the OTC Markets, was in fact $0.51. Please also remove your information for the quarter ended December 31, 2015, as this quarter has not ended. In the alternative, you may remove your disclosure for both of these quarters. Please see Item 201(a)(ii) of Regulation S-K.

In response to the Staff’s comment, the Form 8-K has been revised. Please refer to the revised disclosure on page 33 of the Amendment No. 1. Additionally, we respectfully advise the Staff that the highest price was $1.00 on August 5, 2015 for the quarter ended September 30 in the fiscal year ended December 31, 2015,

Recent Sales of Unregistered Securities, page 33

21.  Please revise to disclose the exemption from registration claimed for each of these transactions. See Item 701(d) of Regulation S-K.

In response to the Staff’s comment, the Form 8-K has been revised. Please refer to the revised disclosure on pages 34 and 36 of the Amendment No. 1.

Zuyue Xiang

Wave Sync Corp.
December 14, 2015

Changes in Control of the Registrant, page 36

22.  Please revise your disclosure to clarify that the change in control will occur upon your reverse stock split. Please refer to Item 403(c) of Regulation S-K.

In response to the Staff’s comment, the Form 8-K has been revised. Please refer to the revised disclosure on page 37 of the Amendment No. 1.

Exhibits, page 37

23.  Please file your contracts with Hengbao Co., Ltd. and Wuhan Tianyu Information Industry Co., Ltd. as exhibits to this filing. Please see Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, contracts with Hengbao Co., Ltd and Wuhan Tianyu Information Industry Co., Ltd have been filed as exhibits 10.6 to 10.9 to Amendment No. 1.

 Exhibit 99.1

24.  The audited financial statements are labeled as EGOOS Mobile Technology Company Limited (EGOOS BVI). However, on page 37 of the Form 8-K the audited financial statements are referenced as those of EGOOS HK. Please clarify whether the audited financial statements are for EGOOS BVI or EGOOS HK. If they are of EGOOS HK, please amend to include the audited financial statements of EGOOS BVI including its consolidated subsidiaries.

In response to the Staff’s comment, the audited financial statements have been amended to include as exhibit 99.7 the audited financial statements of EGOOS BVI including its consolidated subsidiaries.

25.  Please provide the financial statements for EGOOS BVI including its consolidated subsidiaries for the applicable interim period. See Rule 3-02(b) of Regulation S-X.

In response to the Staff’s comment, we have provided the financial statements for EGOOS BVI including its consolidated subsidiaries for the applicable interim period in the Amendment No. 1 as exhibit 99.7.

26.  Please update Note 1 of EGOOS Mobile Technology Company Limited’s audited financial statements as of December 31, 2014 and for the applicable interim period, to include a disclosure to clearly indicate the subsidiaries that are consolidated in the accompanying financial statements.

In response to the Staff’s comment, we have updated Note 1 of EGOOS Mobile Technology Company Limited’s audited financial statements as of December 31, 2014 and the applicable interim period to include the requested disclosure.

Zuyue Xiang

Wave Sync Corp.
December 14, 2015

The Company hereby acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in Amendment No. 3;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Amendment No. 3; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions or comments, please contact our legal counsel, Ying Li, Esq. of DaCheng Law Offices LLP at (212) 380-8388.

Very truly yours,

/s/ Zuyue Xiang
Zuyue Xiang
Chief Executive Officer
Wave Sync Corp.